Exhibit 99.2

Office 2301 API Trio Tower Al Barsha, Dubai,
United Arab Emirates

Email: mnovak@allbluecapital.com
Tel: +44 7502 018701

VIA EMAIL AND HAND DELIVERY

April 28, 2022

Board of Directors

Zymeworks Inc.

540-1385 West 8th Avenue

Vancouver, BC V6H 3V9

Dear Members of the Board of Directors:

On behalf of All Blue Falcons FZE (“All Blue”), and its respective affiliated investment funds that, directly or through their respective affiliated entities, collectively beneficially own 3,139,498 common shares of Zymeworks Inc. (“Zymeworks” or the “Company”), or approximately 5.44% of the Company’s outstanding common shares, we are pleased to submit this non-binding proposal to acquire the Company for $10.50 per share in cash. Our proposal, which is based on 73,616,124 common shares outstanding (on a fully diluted basis), as disclosed in the Company’s most recently filed annual report on Form 10-K,1 represents approximately $773 million in total equity value. Our proposal also represents a premium of over 116% over the Company’s unaffected stock price on April 27, 2022 and approximately 63.61% over the Company’s unaffected 30-day volume weighted average price.2 We strongly believe that our all-cash proposal represents compelling and immediate value for Zymeworks stockholders at a time of considerable macroeconomic uncertainty, especially given the Company’s significant and continued underperformance.

All Blue and its affiliates (the “All Blue Group”) is a global investment firm that invests in and manages multiple alternative asset classes, including private equity, real estate and hedge funds. The All Blue Group has acquired assets from corporate venture capital funds, bought limited partnership positions and made investments alongside venture fund managers in many fast-growing and late-stage companies. The All Blue Group’s current equity portfolio includes over 18 companies, with more than $15 billion in combined annual revenue.

All Blue proposes to acquire 100% of the outstanding common shares of the Company for $10.50 per share in cash. The All Blue Group has access to sufficient equity capital to finance the proposed acquisition and related fees and expenses. In addition, All Blue has entered into discussions with potential co-investors and financing partners that have expressed interest in providing financing for the proposed acquisition. Accordingly, our proposal does not include any financing contingency.

1 Form 10-K filed on February 24, 2022.

2 Based on closing price of $4.86 per share on April 27, 2022. Bloomberg.

Board of Directors of Zymeworks Inc.

April 28, 2022

We believe that the Company has suffered from severe value erosion due to a number of serious missteps by an unfocused leadership with no clear strategy for improving performance. Over the past twelve months, stockholders have witnessed the Company miss a number of important deadlines publicly announced in press releases, endured poorly executed earnings calls and experienced confusing and damaging public messaging, all of which has led to a significant loss of credibility and investor confidence in the Company and its management team.

As a result of these and other problems, the Company’s financial performance has deteriorated so significantly that the management team (led by Kenneth Galbraith, who was recently appointed as CEO and Chairman of the Board) had to issue a press release in January 20223 disclosing the Company’s difficult financial position and immediate need to raise capital to continue operations. As a result, the Company’s stock price dropped by approximately 25% in the three trading sessions after the date of the press release4 and has decreased approximately 67.81% since the public announcement of Mr. Galbraith’s appointment as CEO and Chairman on January 5, 2022.5

On top of all of this, the Board (now led by Mr. Galbraith) recently authorized a public offering of the Company’s common shares, at $8.00 per share. The Company sold 11,035,000 common shares and pre-funded warrants to purchase up to 3,340,000 common shares in the public offering, which was completed in January 2022. We believe that the Board’s decision to pursue this highly dilutive equity offering in current volatile market conditions, in preference to other available alternatives for raising capital, was contrary to the best interests of the Company and its stockholders. In addition, the below-market offering price seems to indicate the Board’s own views as to the Company’s value.6 We have previously approached the Board privately to express our concerns about this questionable decision, but unfortunately our communications seem to have fallen on deaf ears.

As a result of these and other issues, the Company’s stock price has plummeted an astounding 87% since July 1, 2021.7 As a significant investor in the Company, we believe that Zymeworks stockholders deserve better than the consistent value destruction they have suffered during this relatively short period of time. We are confident that our all-cash proposal will not only deliver fair value to all stockholders, well in excess of what we expect the Company will be able to achieve on its current course, but will also provide them with a direct path to realizing an attractive premium and immediate liquidity for their shares, with far greater certainty, and without the risk of further value erosion, than if the Company remained a publicly traded company in this uncertain economic environment.

3 Zymeworks Provides Corporate Update on Key Strategic Priorities and Outlook for 2022 (Jan. 19, 2022), available at https://ir.zymeworks.com/news-releases/news-release-details/zymeworks-provides-corporate-update-key-strategic-priorities-and.

4 Based on closing price of $13.46 per share on January 19, 2022 and $10.00 per share on January 24, 2022. Bloomberg.

5 Based on closing price of $15.10 per share on January 5, 2022. Bloomberg.

6 The closing price of the Company’s common shares was $9.32 per share on January 26, 2022, the date on which the offering was commenced, and $8.90 per share on January 31, 2022, the date on which it was completed. Bloomberg.

7 Bloomberg, as of April 27, 2022.

Board of Directors of Zymeworks Inc.

April 28, 2022

As a privately held investment fund with full discretion over the investment of the funds we manage, All Blue does not require any corporate or shareholder approvals to consummate the proposed acquisition of the Company. We do not anticipate any antitrust or other regulatory issues that would extend the normal timetable for completing a transaction of this nature.

Our proposal is subject to execution of a definitive transaction agreement and completion of a confirmatory due diligence review of the Company, which we are prepared to commence immediately. Given our extensive review to date of publicly available information, we expect that our remaining due diligence will be expedited and highly focused. We are confident that we can complete our confirmatory due diligence in three to four weeks, provided we receive the Company’s cooperation and appropriate access to management and the requisite information. We have already committed significant time and resources to this proposal and the proposed transaction. All Blue has engaged Goodmans LLP and Greenberg Traurig LLP as its legal counsel in connection with the proposed transaction.

We request that the Board promptly contact us to arrange for an opportunity to discuss our proposal. We stand ready to enter into an appropriate confidentiality agreement to commence our due diligence immediately. We are confident in our ability to move quickly and efficiently toward consummating a transaction. If the Board refuses to engage with us in good faith and in a timely fashion, we reserve our rights to take action to protect stockholder interests, including taking our proposal directly to Zymeworks’ stockholders.

If you have any questions or require additional information regarding our proposal, please do not hesitate to contact the following individuals:

Matthew Novak

Managing Partner

All Blue Falcons FZE

Email: mnovak@allbluecapital.com

Given our substantial equity stake in the Company, we are required to make the content of this letter public. We sincerely hope that the Board will work with us to maximize value for all Zymeworks stockholders, and we look forward to receiving a response in an expeditious manner.

Sincerely,

/s/ Matthew Novak

Matthew Novak

Managing Partner

ALL BLUE FALCONS FZE